ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

March 19, 2013

DoubleLine Equity Funds

333 S. Grand Ave., Suite 1800

Los Angeles, CA 90071

Ladies and Gentlemen:

We are furnishing this opinion in connection with the Registration Statement on Form N-1A (the “Registration Statement”) of DoubleLine Equity Funds (the “Trust”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (File No. 333-186042), and the Investment Company Act of 1940, as amended (File No. 811-22790), for the registration of an indefinite number of shares of beneficial interest in two separate classes (the “Class I Shares” and “Class N Shares” (together, the “Shares”)) of the Trust’s DoubleLine Equities Small Cap Growth Fund, DoubleLine Equities Growth Fund, and DoubleLine Equities Global Technology Fund (collectively, the “Funds”). The Shares are proposed to be sold pursuant to the Distribution Agreement, dated March 11, 2013, between the Trust and Quasar Distributors, LLC, which was filed as an exhibit to Pre-Effective Amendment no. 2 to the Registration Statement.

We have acted as counsel to the Trust since its organization and in connection with the Registration Statement. We are familiar with the actions taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust’s Agreement and Declaration of Trust, dated January 11, 2013, on file in the office of the Secretary of The Commonwealth of Massachusetts (the “Declaration of Trust”), the Trust’s Bylaws, dated January 11, 2013, and the Trust’s records of Trustee action. We have also examined executed copies of the Registration Statement, in the form filed or to be filed with the Commission, and such other documents and records as we have deemed necessary for the purposes of this opinion.

We assume that, upon the sale of the Shares of each Fund, the Trust, on behalf of that Fund, will receive the net asset value thereof.

March 19, 2013

Based upon the foregoing, we are of the opinion that:

1.

The Trust is authorized to issue an unlimited number of Shares of each Fund and that, when such Shares have been issued and sold pursuant to the Distribution Agreement, they will be validly issued, fully paid, and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that a notice of such disclaimer be given in each note, bond, contract, instrument, certificate or undertaking made or issued by the Trust or its Trustees or officers. The Declaration of Trust provides for indemnification out of the property of a series of shares of beneficial interest for all loss and expense of any shareholder of such series held personally liable solely by reason of his being or having been a shareholder. Thus, the risk of a shareholder’s incurring financial loss on account of shareholder liability should be limited to circumstances in which the series of shares itself would be unable to meet its obligations.

We consent to the filing of this opinion with and as an exhibit to the Registration Statement.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP